UNITED  STATES
SECURITIES  AND  EXCHANGE  COMMISSION
Washington,  D.C.  20549

SCHEDULE  13G

Under  the  Securities  Exchange  Act  of  1934


                        RAPTOR  NETWORKS  TECHNOLOGY,  INC.
--------------------------------------------------------------------------------
                                (Name  of  Issuer)

                                  COMMON  STOCK
--------------------------------------------------------------------------------
                         (Title  of  Class  of  Securities)

                                   73582A107
--------------------------------------------------------------------------------
                                 (CUSIP  Number)

                                 January  17,  2005
--------------------------------------------------------------------------------
             (Date  of  Event  which  Requires  Filing  of  This  Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

     Rule  13d-1(b)

X    Rule  13d-1(c)

     Rule  13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      CUSIP  No.:  73582A107

        1  NAME  OF  REPORTING  PERSON

      Palisades  Capital,  LLC

      I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON  (ENTITIES  ONLY)

        2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP

      (a)
      (b)

        3  SEC  USE  ONLY

        4  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

      United  States

   NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

        5    SOLE  VOTING  POWER

              2,975,000

        6    SHARED  VOTING  POWER

              -0-

        7    SOLE  DISPOSITIVE  POWER

              2,975,000

        8    SHARED  DISPOSITIVE  POWER

              -0-

        9  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

      2,975,000

      10  CHECK  BOX  IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

      11  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)

      9.6%

      12  TYPE  OF  REPORTING  PERSON

      OO

      Item  1.  (a)  Name  of  Issuer:

      Raptor  Networks  Technology,  Inc.  (the  "Issuer")

        (b)  Address  of  Principal  Executive  Offices  of  the  Issuer:

1241  E.  Dyer  Road,  Suite  150,  Santa  Ana,  CA  92705

      Item  2.  (a)  Name  of  Person  Filing:

      R. H. Breitman and his wife Julia Breitman beneficially own 100% of Palisades Capital, LLC, a Nevada limited liability company. Mr. Breitman is
Palisades  Capital,  LLC's  Managing  Member.

        (b)  Address  of  Principal  Business  Office:

      17606  Camino  de  Yatasto
      Pacific  Palisades,  CA  90272

        (c)  Citizenship:

      United  States

        (d)  Title  of  Class  of  Securities:

      Common  Stock,  par  value  $.001  per  share  ("Common  Stock")

        (e)  CUSIP  Number:

      73582A107

      Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

      Not  Applicable

      Item  4.  Ownership.

      (a)
      Amount  beneficially  owned:    2,975,000

      (b)
      Percent  of  class:    9.6%

      (c)
      Number  of  shares  as  to  which  the  person  has:

           (i)  Sole  power  to  vote  or  to  direct  the  vote

            2,975,000

           (ii)  Shared  power  to  vote  or  to  direct  the  vote

           -0-

           (iii)  Sole  power  to  dispose  or  to  direct  the  disposition  of

           2,975,000

           (iv)  Shared  power  to  dispose  or  to  direct  the  disposition of

            -0-

      Item  5.  Ownership  of  Five  Percent  or  Less  of  a  Class:

      Not  Applicable

      Item  6.  Ownership of More than Five Percent on Behalf of Another Person:

      Not  Applicable

      Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control
      Person:

      Not  Applicable

      Item  8.  Identification  and  Classification  of  Members  of  the Group:

      Not  Applicable

      Item  9.  Notice  of  Dissolution  of  a  Group:

      Not  Applicable

Item  10.    Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Other  Information:

The reporting person previously filed a Schedule 13D on April 13, 2004 and Amendment No. 1 to Schedule 13D on June 7, 2004. As the reporting person is eligible to file reports on Schedule 13G, the reporting person will not file additional amendments to the previously filed Schedule 13Ds.

This  Schedule  13G  is  being  filed  as a result of the following transaction:

On or about June 2, 2004, Palisades Capital sold 230,769 shares of common stock to a Non-U.S. Person for $0.975 per share. Due to a dispute, the purchaser defaulted in the payment of the purchase price and the parties agreed to rescind the transaction on or about January 20, 2005. Accordingly, these shares are now owned by Palisades Capital, LLC. In addition, Palisades Capital settled a dispute with the issuer on or about January 12, 2005, and received a certificate representing 975,000 shares of the issuer's common stock on or about January 17, 2005 pursuant to the settlement. Finally, as part of the settlement, Palisades Capital agreed that, until March 31, 2005, Palisades Capital, LLC, irrevocably constituted and appointed Thomas Wittenschlaeger and, if Mr. Wittenschlaeger shall be unavailable, the Chief Executive Officer of Raptor Networks Technology, Inc., a Colorado corporation, and either of them, as its true and lawful attorney-in-fact, with full power of substitution, to vote all shares of Common Stock which Palisades Capital, LLC may be entitled to vote in favor of an amendment to the Company's Articles of Incorporation to increase the authorized number of shares of common stock of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January  27,  2005

        /S/    R.H.  Breitman
        ---------------------
        R.H.  Breitman
        Managing  Member